Exhibit 99.1

Press Release

K-Tech Solutions Co. Ltd. Projects 200% Revenue Surge to $60 Million by 2027 Following Strategic Expansion into Outdoor Sporting Markets

HONG KONG and NEW YORK, April 24, 2026 (GLOBE NEWSWIRE) -- K-Tech Solutions Company Limited (“K-Tech” or “we” or “us”, NASDAQ: KMRK) a Hong Kong-based design house specializing in complex electromechanical products and educational hardware, today announced a major strategic pivot into the hunting and outdoor sporting equipment sectors. Following a series of targeted business acquisitions, the company projects its annual revenue will climb to $60 million by fiscal year 2027, representing a 200% increase over previous benchmarks.

This aggressive growth trajectory is driven by K-Tech’s entry into high-demand hardware categories, specifically catering to the robust United States outdoor enthusiast market. The company’s new revenue streams are anchored by two primary product categories:

1.	Advanced Hunting Trail Cameras

K-Tech is scaling its manufacturing to meet a projected shipping volume of 800,000 units annually. To meet diverse consumer needs, the product line features high-performance variants tailored for different environments:

●	Cellular Connectivity: Designed for areas with reliable network coverage, allowing real-time photo and video transmission directly to mobile devices.

●	Satellite Connectivity: Specialized units for remote, off-grid locations where traditional cellular service is unavailable, ensuring hunters remain connected regardless of geography.

2.	Hearing Protection Earmuffs

Addressing critical safety needs, K-Tech expects to ship approximately 2 million units of electronic and passive hearing protection to the U.S. market. These units leverage K-Tech’s proprietary audio processing to offer superior noise reduction while maintaining situational awareness for the wearer.

“Our expansion into the hunting and outdoor sporting sector is a transformative step,” said the company’s Board of Directors. “By introducing trail cameras with both cellular and satellite capabilities, we are solving the primary connectivity pain point for outdoor enthusiasts. The projected $60 million revenue target reflects the scale of demand for this level of technological precision in the field.”

About K-Tech Solutions Company Limited (NASDAQ: KMRK)

K-Tech Solutions Company Limited are principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

We started our operation in 2016 and have developed relationships with our customers mainly located in European and North American countries which possess renowned brands and intellectual properties in toy products. We have strong capability in product innovation, design and project management which allow us to provide product development solution to transform conceptual design into prototypes and further into commercialization of toy products. For more information, please visit https://www.k-mark.tech/.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

K-Tech Solutions Company Limited Investor Relations Contact:

Unit A, 7/F Mai On Industrial Building

17-21 Kung Yip Street, Kwai Chung,

New Territories, Hong Kong

Phone: (+852) 2741 3165

Email: johnnykwok@k-mark.com